SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29167; File No. 812-13676]

The Chile Fund, Inc., et al.; Notice of Application

March 2, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act.

Applicants: The Chile Fund, Inc. ("Chile Fund"), Aberdeen Australia Equity Fund ("Australia

Fund," together with the Chile Fund, the "Current Funds"), Aberdeen Asset Management Asia

Limited ("Aberdeen Asia") and Aberdeen Asset Management Investment Services Limited

("Aberdeen").

Summary of Application: Applicants request an order to permit certain registered closed-end

investment companies to make periodic distributions of long-term capital gains with respect to

their outstanding common stock as frequently as monthly in any one taxable year, and as

frequently as distributions are specified by or in accordance with the terms of any outstanding

preferred stock that such investment companies may issue. The requested order would supersede

a prior order issued to the Australia Fund.

Filing Dates: The application was filed on July 27, 2009, and amended on December 3, 2009,

January 6, 2010, and February 25, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on March 29, 2010 and should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC

20549-1090; Applicants, c/o Aberdeen Asset Management Inc., 1735 Market Street, 32nd Floor,

Philadelphia, PA 19103.

For Further Information Contact: Lewis B. Reich, Senior Counsel, at (202) 551-6919, or

Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office

of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Current Funds are both Maryland corporations registered under the Act as closed-end

management investment companies.[1] The common stock of each Current Fund is listed on the

NYSE Amex. Applicants believe that the shareholders of each Fund that would rely on the

requested order are generally conservative, dividend-sensitive investors who desire current

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[1] The Current Funds are the only registered closed-end investment companies that currently intend to rely on the requested order. Applicants request that the order also apply to each registered closed-end investment company that: (a) is advised by either Aberdeen or Aberdeen Asia (including any successor in interest) or by any entity controlling, controlled by, or under common control (within the meaning of section 2(a)(9) of the Act) with Aberdeen or Aberdeen Asia (collectively with Aberdeen and Aberdeen Asia, "Advisers"), and (b) decides in the future to rely on the order and complies with the terms and conditions of the application (collectively with the Current Funds, "Funds" and each, a "Fund"). A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

income periodically. Although the Current Funds have not issued preferred stock, their boards of directors (the "Chile Fund Board" and the "Australia Fund Board") or the board of directors or trustees of another Fund[2] may authorize such issuances in the future.

2.   Aberdeen and Aberdeen Asia are direct wholly-owned subsidiaries of Aberdeen Asset Management PLC, and are investment advisers registered under the Investment Advisers Act of 1940 ("Advisers Act"). Aberdeen serves as investment adviser to and is responsible for the overall management of the Chile Fund, and Aberdeen Asia serves as investment adviser to and is responsible for the overall management of the Australia Fund. Any other Adviser will also be registered with the Commission under the Advisers Act.

3.   Applicants state that on June 24-25, 2009, the Chile Fund Board, including a majority of the members who are not "interested persons" as defined in section 2(a)(19) of the Act (the "Independent Directors") reviewed information regarding the purpose of the proposed distribution policy (a "Plan", and for the Chile Fund, the "Chile Fund Plan"), the reasonably foreseeable effects of the Plan on the Fund's long-term total return (in relation to market price and net asset value per share ("NAV")), whether the rate of distribution under the Chile Fund Plan will exceed the Chile Fund's expected total return (in relation to NAV). Applicants state that the Chile Fund Board, including a majority of the Independent Directors, also considered any conflicts of interest that Aberdeen, its affiliated persons, and affiliated persons of the Chile Fund might have with respect to the adoption or implementation of the Chile Fund Plan. Applicants further state that, after considering such information, the Chile Fund Board, including its Independent Directors, determined that the Chile Fund Plan was consistent with the Fund's investment objectives and in the best interests of its stockholders, and adopted the Chile Fund Plan in respect of the Chile Fund's outstanding common stock.

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[2] The board of directors or trustees of any Fund, including the Current Funds, as used herein, a "Board."

4.   Applicants state that, under the Chile Fund Plan, the Chile Fund would make level

quarterly distributions based upon a fixed percentage of the rolling average of the Fund's prior

four quarter-end net asset values. Applicants state that the purpose of the Chile Fund Plan is to

allow the Chile Fund to make fixed periodic distributions to provide a steady return to the Chile

Fund's common stockholders. Applicants state that the annual distribution rate with respect to

the Chile Fund's common shares will be independent of the Chile Fund's performance in any

particular period but would be expected not to exceed the Chile Fund's total return over time.

Applicants explain that, except for extraordinary distributions and potential increases or

decreases in the final dividend periods in light of the Fund's performance for the entire calendar

year and to enable the Fund to comply with the distribution requirements of subchapter M of the

Internal Revenue Code of 1986 ("Code") for the calendar year, each distribution on the common

shares would be at the stated rate then in effect.

5.   Applicants state that prior to implementing the Chile Fund Plan, the Chile Fund Board

will adopt policies and procedures under rule 38a-1 under the Act (a) that are reasonably

designed to ensure that all notices required to be sent to the Chile Fund's stockholders pursuant

to section 19(a) of the Act, rule 19a-1 thereunder and condition D below (each a "19(a) Notice")

include the disclosure required by rule 19a-1 and by condition B.1 below, and that all other

written communications by the Chile Fund or its agents regarding distributions under the Plan

include the disclosure required by condition C below, and (b) that require the Chile Fund to keep

records that demonstrate compliance with all of the conditions of the order and that are necessary

for the Chile Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed

in its 19(a) Notices.

6.   Applicants state that on December 12, 1997, the Australia Fund, relying on a prior order ("Prior Order"),[3] instituted a Plan with respect to the Australia Fund's common stock (the "Australia Fund Plan") that was discontinued on March 14, 2002 and subsequently re-instituted on February 17, 2004. In instituting and re-instituting the Australia Fund Plan, the Australia Fund Board, including a majority of its Independent Directors, found that the Australia Fund Plan was in the best interests of the Australia Fund's common stockholders. Applicants state that the purpose of the Australia Fund Plan is to allow the Australia Fund to make fixed periodic distributions to provide a steady return to the Australia Fund's common stockholders. Applicants state that the annual distribution rate with respect to the Australia Fund's common shares will be independent of the Australia Fund's performance in any particular period but would be expected not to exceed the Australia Fund's total return over time. Applicants explain that, except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund's performance for the entire calendar year and to enable the Fund to comply with the distribution requirements of subchapter M of the Internal Revenue Code of 1986 ("Code") for the calendar year, each distribution on the common shares is at the stated rate then in effect.   The Australia Fund Plan currently pays quarterly distributions at an annual rate, set once a year, that is a percentage of the rolling average of the Fund's prior four quarter-end net asset values. Prior to relying on the requested order in connection with the Australia Fund Plan, the Australia Fund Board will have taken the actions described in, and the Australia Fund will have satisfied the representations set forth in, the application.   When the requested order is issued, it will supersede the Prior Order.

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[3] The First Australia Fund, Inc., Release Nos. IC-23363 (July 28, 1998) (notice of application) and IC-23397 (August 24, 1998) (order). The Australia Fund was formerly named The First Australia Fund, Inc.

Applicants' Legal Analysis:

1. Section 19(b) generally makes it unlawful for any registered investment company to make long-term capital gains distributions more than once each year. Rule 19b-1 limits the number of capital gains dividends, as defined in section 852(b)(3)(C) of the Code ("distributions"), that a fund may make with respect to any one taxable year to one, plus a supplemental "clean up" distribution made pursuant to section 855 of the Code not exceeding 10% of the aggregate amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under section 4982 of the Code.

2. Section 6(c) provides, in relevant part, that the Commission may exempt any person or transaction from any provision of the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3. Applicants state that one of the concerns leading to the enactment of section 19(b) and adoption of rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income. Applicants state, however, that rule 19a-1 effectively addresses this concern by requiring that a separate statement showing the sources of a distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital) accompany any distributions (or the confirmation of the reinvestment of distributions) estimated to be sourced in part from capital gains or capital. Applicants state that the same information is included in each Fund's annual report to stockholders. Further, IRS Form 1099-DIV is sent to each common and preferred stockholder who received distributions during a particular year (including shareholders who have sold shares during the year).

4. Applicants further state that each Fund will make the additional disclosures required by the conditions set forth below, and each of them will have adopted compliance policies and procedures in accordance with rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to shareholders. Applicants argue that rule 19a-l, the Plans, the Funds' compliance policies and the conditions listed below ensure that each Fund's shareholders would be provided sufficient information to understand that their periodic distributions are not tied to the Fund's net investment income (which for this purpose is the Fund's taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Applicants also state that compliance with the Funds' compliance procedures and condition C below will ensure that prospective shareholders and third parties are provided with the same information. Accordingly, applicants assert that continuing to subject the Funds to section 19(b) and rule 19b-1 would afford stockholders no additional protection.

5. Applicants note that section 19(b) and rule 19b-1 also were intended to prevent improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend ("selling the dividend"), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor's capital. Applicants assert that the "selling the dividend" concern should not apply to closed-end investment companies, such as the Funds, which do not continuously distribute shares. According to applicants, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

6.   Applicants also note that common stock of a closed-end fund often trades in the marketplace at a discount to its NAV. Applicants believe that this discount may be reduced if the Fund is permitted to pay more frequent dividends with respect to its common stock at a consistent rate.

7.   Applicants assert that the application of rule 19b-1 to the Plans actually could have inappropriate influence on portfolio management decisions. Applicants state that, in the absence of an exemption from rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.   Applicants thus assert that the limitation on the number of capital gain dividends that a Fund may make with respect to any one year may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund's realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule.

8.   Applicants also assert that rule 19b-1 may force the fixed regular periodic distributions to be funded with returns of capital[4] (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available.   To distribute all of a Fund's long-term capital gains within

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[4] Returns of capital as used in the application means return of capital for financial accounting purposes and not for tax accounting purposes.

the limits in rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants thus assert that the requested order would minimize these anomalous effects of rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating rule 19b-1.

9.   Applicants state that Revenue Ruling 89-81 under the Code requires that a fund that has both common shares and preferred shares outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends. Applicants state that although rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under the rule for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

10.   Applicants assert that the potential abuses addressed by section 19(b) and rule 19b-1 do not arise with respect to preferred shares issued by a closed-end fund. Applicants assert that such distributions are either fixed or are determined in periodic auctions by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.

11.   Applicants also submit that the "selling the dividend" concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the

rate determined by the market, and, like a debt security, is priced based upon its liquidation

value, dividend rate, credit quality, and frequency of payment. Applicants state that investors

buy preferred stock for the purpose of receiving payments at the frequency bargained for.

 12.   Applicants request an order pursuant to section 6(c) of the Act granting an exemption

from section 19(b) of the Act and rule 19b-1 thereunder to permit each Fund to make periodic

capital gain dividends (as defined in section 852(b)(3)(C) of the Code) as often as monthly in any

one taxable year in respect of its common stock and as often as specified by or determined in

accordance with the terms thereof in respect of the Fund's preferred stock (if any).[5]

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be

subject to the following conditions:

A. Compliance Review and Reporting.

Each Fund's chief compliance officer will:

1. Report to the Fund's Board, no less frequently than once every three months or at the

    next regularly scheduled quarterly Board meeting, whether:

    (a) The Fund and its Adviser have complied with the conditions of the order and

    (b) A material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has

        occurred with respect to such conditions; and

2. Review the adequacy of the policies and procedures adopted by the Board no less

    frequently than annually.

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[5] In order to rely on the order, a future Fund must satisfy each of the foregoing representations except that such representations will be made in respect of actions by the Board of such future Fund and will be made at a future time.

B. <u>Disclosures to Fund Stockholders</u>.

- 1.   Each 19(a) Notice disseminated to the holders of the Fund's common stock, in addition to the information required by Section 19(a) and Rule 19a-1:

(a) Will provide, in a tabular or graphical format:

(1) the amount of the distribution, on a per common share basis, together with the amounts of such distribution amount, on a per common share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2) the fiscal year-to-date cumulative amount of distributions, on a per common share basis, together with the amounts of such cumulative amount, on a per common share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4) the cumulative total return in relation to the change in NAV from the last

completed fiscal year to the last day of the month prior to the most recent

distribution record date compared to the fiscal year-to-date-cumulative

distribution rate expressed as a percentage of NAV as of the last day of the month

prior to the most recent distribution record date;

Such disclosure shall be made in a type size at least as large and as prominent as the

estimate of the sources of the current distribution; and

(b) Will include the following disclosure:

    (1) "You should not draw any conclusions about the Fund's investment performance

        from the amount of this distribution or from the terms of the Fund's Plan";

    (2) "The Fund estimates that it has distributed more than its income and capital gains;

        therefore, a portion of your distribution may be a return of capital. A return of

        capital may occur, for example, when some or all of the money that you invested

        in the Fund is paid back to you. A return of capital distribution does not

        necessarily reflect the Fund's investment performance and should not be confused

        with 'yield' or 'income'";[6] and

    (3) "The amounts and sources of distributions reported in this 19(a) Notice are only

        estimates and are not being provided for tax reporting purposes. The actual

        amounts and sources of the amounts for tax reporting purposes will depend upon

        the Fund's investment experience during the remainder of its fiscal year and may

        be subject to changes based on tax regulations. The Fund will send you a Form

        1099-DIV for the calendar year that will tell you how to report these distributions

        for federal income tax purposes."

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[6] The disclosure in this condition B.1.(b)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

2. On the inside front cover of each report to stockholders under Rule 30e-1 under the Act, the Fund will:

   (a) Describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

   (b) Include the disclosure required by condition B.1.(b)(1) above;

   (c) State, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund stockholders; and

   (d) Describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination; and

3. Each report provided to stockholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

C. Disclosure to Stockholders, Prospective Stockholders and Third Parties.

1. Each Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition B.1.(b) above, in any written communication (other than a communication on Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund common stockholder, prospective common stockholder or

third-party information provider;

- 2.   The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition B.1.(b) above, as an exhibit to its next filed Form N-CSR; and

3. The Fund will post prominently a statement on its (or its Adviser's) Website containing the information in each 19(a) Notice, including the disclosure required by condition B.1.(b) above, and maintain such information on such Website for at least 24 months.

D. Delivery of 19(a) Notices to Beneficial Owners.

If a broker, dealer, bank or other person ("Financial Intermediary") holds common stock issued by a Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund:

1. Will request that the Financial Intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's shares held through such Financial Intermediary;

2. Will provide, in a timely manner, to the Financial Intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the Financial Intermediary, or its agent, reasonably requests to facilitate the Financial Intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's shares; and

3. Upon the request of any Financial Intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the Financial Intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

E. Additional Board Determinations for Funds Whose Common Stock Trades at a Premium.

If:

1. A Fund's common stock has traded on the stock exchange on which it primarily trades at

the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's common stock as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

2. The Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period; then:

(a) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Directors:

(1) will request and evaluate, and the Fund's Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;

(2) will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund's investment objective(s) and policies and is in the best interests of the Fund and its stockholders, after considering the information in condition E.2.(a)(1) above; including, without limitation: (A) whether the Plan is accomplishing its purpose(s); (B) the reasonably foreseeable material effects of the Plan on the Fund's long-term total return in relation to the market price and NAV of the Fund's common stock; and (C) the Fund's current distribution rate, as described in condition E.2 above, compared with the Fund's average annual taxable income or total return over the 2-year period, as described in condition

E.2, or such longer period as the Board deems appropriate; and

(3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

(b) The Board will record the information it considers, including its consideration of the factors listed in condition E.2.(a)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

F. Public Offerings.

A Fund will not make a public offering of the Fund's common stock other than:

1. A rights offering below NAV to holders of the Fund's common stock;

2. An offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or

3. An offering other than an offering described in conditions F.1 and F.2 above, provided that, with respect to such other offering:

   (a) The Fund's annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,[7] expressed as a percentage of NAV as of such date, is no more than 1 percentage point greater than the Fund's average annual total return for the 5-year period ending on such date;[8] and

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[7] If a Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund's first public offering.

[8] If a Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund's first public offering.

(b) The transmittal letter accompanying any registration statement filed with the

Commission in connection with such offering discloses that the Fund has received an

order under Section 19(b) to permit it to make periodic distributions of long-term

capital gains with respect to its common stock as frequently as twelve times each

year, and as frequently as distributions are specified by or determined in accordance

with the terms of any outstanding preferred stock as such Fund may issue.

G. Amendments to Rule 19b-1.

•   The requested order will expire on the effective date of any amendments to Rule 19b-1

that provide relief permitting certain closed-end investment companies to make periodic

distributions of long-term capital gains with respect to their outstanding common stock as

frequently as twelve times each year.

For the Commission, by the Division of Investment Management, under delegated

authority.

Florence E. Harmon
Deputy Secretary